UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

National Energy Services Reunited Corp.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G6375R107

(CUSIP Number)

Mubbadrah Investments LLC

Building No. 1/21 Way No. 5001

Near Al Nadha Towers, Ghala,

Muscat, Oman

+968 24390901

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 8, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.l3d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6375R107	13D/A	Page 2 of 9

1	NAME OF REPORTING PERSONS. Mubbadrah Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒*
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,094,137**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,094,137**

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,094,137**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%***
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This Schedule 13D is filed by Mubbadrah Investment LLC (“Mubbadrah”), Wild Investments LLC, formerly Wild Holding LLC (“Wild Investments”), Myrad Investment LLC, formerly Myrad Holding LLC (“Myrad Investment”), Yasser Al Barami (“Mr. Al Barami”) and Hilal Al Busaidi (“Mr. Al Busaidi” and, together with Mubbadrah, Wild Investments, Myrad Investment, and Mr. Al Barami, the “Reporting Persons”). The Reporting Persons each expressly disclaim status as a group for purposes of this Schedule 13D.
**

Consists of 8,094,137 ordinary shares, no par value (“Ordinary Shares”), of National Energy Services Reunited Corp. (the “Issuer”) held by Mubbadrah. Wild Investments and Myrad Investment each own 50% of Mubbadrah. Mr. Al Barami owns 90% of Wild Investments and Mr. Al Busaidi owns 97.5% of Myrad Investment. By virtue of these relationships, Wild Investments, Myrad Investment, Mr. Al Barami and Al Busaidi may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Each of Wild Investments, Myrad Investment, Mr. Al Barami and Mr. Al Busaidi disclaim beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of each of their pecuniary interests therein.

***

The percentage is calculated based upon a total of 95,408,453 Ordinary Shares, no par value, of National Energy Services Reunited Corp. outstanding as of May 10, 2024, as reported by the Issuer in its Proxy Statement for its 2024 Annual General Meeting, filed as an Exhibit to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on May 21, 2024, the last public disclosure by the Issuer of the outstanding Ordinary Shares of the Issuer.

CUSIP No. G6375R107	13D/A	Page 3 of 9

1	NAME OF REPORTING PERSONS. Wild Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,094,137*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,094,137*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,094,137*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Consists of 8,094,137 Ordinary Shares held by Mubbadrah. Wild Investments owns 50% of Mubbadrah. By virtue of this relationship, Wild Investments may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Wild Investments disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of its pecuniary interests therein.
**

The percentage is calculated based upon a total of 95,408,453 Ordinary Shares, no par value, of National Energy Services Reunited Corp. outstanding as of May 10, 2024, as reported by the Issuer in its Proxy Statement for its 2024 Annual General Meeting, filed as an Exhibit to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on May 21, 2024, the last public disclosure by the Issuer of the outstanding Ordinary Shares of the Issuer.

CUSIP No. G6375R107	13D/A	Page 4 of 9

1	NAME OF REPORTING PERSONS. Myrad Investment LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,094,137*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,094,137*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,094,137*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Consists of 8,094,137 Ordinary Shares held by Mubbadrah. Myrad Investment owns 50% of Mubbadrah. By virtue of this relationship, Myrad Investment may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Myrad Investment disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of its pecuniary interests therein.

**

The percentage is calculated based upon a total of 95,408,453 Ordinary Shares, no par value, of National Energy Services Reunited Corp. outstanding as of May 10, 2024, as reported by the Issuer in its Proxy Statement for its 2024 Annual General Meeting, filed as an Exhibit to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on May 21, 2024, the last public disclosure by the Issuer of the outstanding Ordinary Shares of the Issuer.

CUSIP No. G6375R107	13D/A	Page 5 of 9

1	NAME OF REPORTING PERSONS. Yasser Al Barami
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,094,137*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,094,137*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,094,137*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Consists of 8,094,137 Ordinary Shares held by Mubbadrah. Mr. Al Barami owns 90% of Wild Investments, which owns 50% of Mubbadrah. By virtue of this relationship, Mr. Al Barami may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Mr. Al Barami disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of his pecuniary interests therein.

**	The percentage is calculated based upon a total of 95,408,453 Ordinary Shares, no par value, of National Energy Services Reunited Corp. outstanding as of May 10, 2024, as reported by the Issuer in its Proxy Statement for its 2024 Annual General Meeting, filed as an Exhibit to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on May 21, 2024, the last public disclosure by the Issuer of the outstanding Ordinary Shares of the Issuer.

CUSIP No. G6375R107	13D/A	Page 6 of 9

1	NAME OF REPORTING PERSONS. Hilal Al Busaidi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oman

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,094,137*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,094,137*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,094,137*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Consists of 8,094,137 Ordinary Shares held by Mubbadrah. Mr. Al Busaidi owns 97.5% of Wild Investments, which owns 50% of Mubbadrah. By virtue of this relationship, Mr. Al Busaidi may be deemed to share voting and dispositive control over the Ordinary Shares held by Mubbadrah. Mr. Al Busaidi disclaims beneficial ownership of any Ordinary Shares held or beneficially owned by Mubbadrah, except to the extent of his pecuniary interests therein.
**	The percentage is calculated based upon a total of 95,408,453 Ordinary Shares, no par value, of National Energy Services Reunited Corp. outstanding as of May 10, 2024, as reported by the Issuer in its Proxy Statement for its 2024 Annual General Meeting, filed as an Exhibit to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on May 21, 2024, the last public disclosure by the Issuer of the outstanding Ordinary Shares of the Issuer.

CUSIP No. G6375R107	13D/A	Page 7 of 9

This Amendment No. 6 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2018, by Mubbadrah Investments LLC, an Oman limited liability company (“Mubbadrah”), Wild Investments LLC, an Oman limited liability company, formerly Wild Holding LLC (“Wild Investments”), Myrad Investment LLC, an Oman limited liability company, formerly Myrad Holding LLC (“Myrad Investment”), Yasser Al Barami (“Mr. Al Barami”), and Hilal Al Busaidi (“Mr. Al Busaidi” and, together with Mubbadrah, Wild Investments, Myrad Investment, and Mr. Al Barami, the “Reporting Persons”), as amended by the Amendment No. 1 thereto filed with the Commission on October 8, 2019, the Amendment No. 2 thereto filed with the Commission on June 24, 2020, the Amendment No. 3 thereto filed with the Commission on October 21, 2020, the Amendment No. 4 thereto filed with the Commission on November 22, 2021 and the Amendment No. 5 thereto filed with the Commission on June 23, 2022 (such Schedule 13D as amended to date, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

This Amendment reports:

(a)	the sale by Mubbadrah in open market transactions from January 30, 2024 through July 3, 2024, of 1,194,277 ordinary shares of the Issuer as described on Schedule A.

Item 5. Interest in Securities of the Issuer

(a)	The information set forth on rows 11 and 13 of the cover pages of this Schedule 13D/A is incorporated by reference. The percentage set forth in row 13 is based upon a total of 95,408,453 Ordinary Shares, no par value, of National Energy Services Reunited Corp., outstanding as of May 10, 2024, as reported by the Issuer in its Proxy Statement for its 2024 Annual General Meeting, filed as an Exhibit to the Issuer’s Report on Form 6-K filed with the Securities and Exchange Commission on May 21, 2024, the last public disclosure by the Issuer of the outstanding Ordinary Shares of the Issuer.

(b)	The information set forth in rows 7 through 10 of the cover pages to this Schedule 13D/A is incorporated by reference.

(c)	This Amendment reports:

(a)	the sale by Mubbadrah in open market transactions from January 30, 2024 through July 3, 2024, of 1,194,277 ordinary shares of the Issuer as described on Schedule A.

(d)

No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares subject to this Schedule 13D/A.

(e)	Not applicable.

CUSIP No. G6375R107	13D/A	Page 8 of 9

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 12, 2024

MUBBADRAH INVESTMENT, LLC

By:	/s/ Hilal Al Busaidi
Name:	Hilal Al Busaidi

By:	/s/ Yasser Al Barami
Name:	Yasser Al Barami

WILD INVESTMENTS LLC

By:	/s/ Yasser Al Barami
Name:	Yasser Al Barami

MYRAD INVESTMENT LLC

By:	/s/ Hilal Al Busaidi
Name:	Hilal Al Busaidi

AS INDIVIDUALS:

By:	/s/ Yasser Al Barami
YASSER AL BARAMI

By:	/s/ Hilal Al Busaidi
HILAL AL BUSAIDI

CUSIP No. G6375R107	13D/A	Page 9 of 9

SCHEDULE A

Class of Security	Date of Sale	Shares Sold	Average Price Per Share Sold ($)
Ordinary Shares	1/30/2024	(100,000)	$7.52
Ordinary Shares	2/14/2024	(23,259)	$7.22
Ordinary Shares	2/21/2024	(47,302)	$7.65
Ordinary Shares	2/22/2024	(22,768)	$7.56
Ordinary Shares	2/23/2024	(6,671)	$7.60
Ordinary Shares	2/29/2024	(29,782)	$7.76
Ordinary Shares	3/1/2024	(19,700)	$7.80
Ordinary Shares	3/4/2024	(6,969)	$7.70
Ordinary Shares	3/5/2024	(129,900)	$7.70
Ordinary Shares	3/18/2024	(78,421)	$7.85
Ordinary Shares	3/19/2024	(21,579)	$7.90
Ordinary Shares	3/20/2024	(8,319)	$8.00
Ordinary Shares	3/21/2024	(91,681)	$8.00
Ordinary Shares	4/1/2024	(100,000)	$8.10
Ordinary Shares	4/2/2024	(100,000)	$8.50
Ordinary Shares	5/8/2024	(200,000)	$10.00
Ordinary Shares	6/13/2024	(5,526)	$9.50
Ordinary Shares	6/14/2024	(2,400)	$9.50
Ordinary Shares	7/3/2024	(200,000)	$9.00
		(1,194,277)